Mail Stop 3720

September 25, 2006

Mr. Hong Liang Lu
President and Chief Executive Officer
UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, California 94502

      Re: **UTStarcom, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed June 1, 2006 and as amended June 26, 2006

               Form 10-Q for Fiscal Quarter Ended June 30, 2006
               File No. 0-29661

Dear Mr. Lu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management's Discussion and Analysis, page 47

1.   Refer to the penultimate paragraph of page 85, which states that your Broadband
        Infrastructure operating segment sales to Japan reported a negative margin
        because of quality issues. With a view towards expanded disclosure, please
        explain to us the nature of the "quality issues" and your related accounting for
        them. Please address the adequacy of your warranty reserves, the timing of your
        expense recognition, the amount of revenue that is involved, and whether there
        were any issues concerning customer acceptance.

Financial Statements
Financial Instruments and Derivatives, page 133

2.   Pursuant to paragraph 10 of SFAS 107, please disclose how you determined the
        fair value of your long-term investments, convertible debt, purchased and written
        call options.

Note 11 – Debt, page 153

3.   Explain to us your full consideration of the guidance in SFAS 133 and EITF 00-
        19 when accounting for your Convertible Bond Hedge (the put) and the Written
        Call Option contracts. Please include a full explanation of all of the terms of these
        instruments and your consideration of them when determining your accounting.
        In this regard, it appears that the amount of shares issued in net share settlement
        upon exercise of the $32.025 call option may be indeterminate; if so please
        explain your consideration of this when complying with the guidance of EITF 00-
        19.

4.   Also, refer to the table on page 133 and tell us how you determined the fair value
        of the Convertible Bond Hedge and of the Written Call Option at the time you
        entered into these option contracts.

Note 21 – Segment Reporting

5.   We note that a significant amount of your long lived assets are located within
        China. We understand that it is not uncommon for there to be restrictions on the
        ability of PRC subsidiaries to transfer funds to their off-shore parent companies,
        including restrictions on the payment of dividends and reserve fund requirements.
        We also understand third party and regulatory approvals may be necessary in
        order for a PRC subsidiary to make loans in a freely tradable currency, such as the
        U.S. Dollar, to its parent as this would be a foreign exchange capital account

transaction. Please explain to us all of the restrictions on the ability of your PRC subsidiaries to transfer funds to the parent company and provide the disclosures required pursuant to 4-08(e) of Regulation S-X, if applicable. In addition, please explain your consideration of any restrictions when determining whether condensed financial statements of the registrant are required pursuant to Rule 5-04 of Regulation S-X or revise.

Note 22 – Related Party Transactions
Softbank, page 173

6.   Refer to the penultimate paragraph of page 67 of your Form 10-K/A and tell us why Softbank America, Inc. resold to you 8.0 million of your common shares at $17.385 per share on April 5, 2003 when the Friday April 4, 2003 closing price for your shares was $21.03. Tell us why a 17.3% haircut was appropriate and whether this sale was related to any other transactions, agreements or understandings between the parties.

Form 10-Q, June 30, 2006
Financial Statements

7.   Describe for us the terms of your Development Service Agreement with Cellon, which is referred to the third paragraph of page 25.   Explain how you accounted for the $5.0 million payment to Cellon and how you plan to account for related royalties. Please refer to all pertinent authoritative accounting literature in your response.

8.   Refer to the fifth paragraph of page 27 of your June 30, 2006 Form 10-Q, which states that you "agreed to incur special warranty coverage" for ADSL equipment sold to a related party, SBBC, during 2003 and 2004. Please explain to us, in detail, the facts and circumstances and the business reasons for the additional warranty coverage. In your response, please address each of the following questions.

   a. Did you provide the extended warranty terms as part of the original equipment sale?
   b. If not, did you receive any consideration from Softbank for agreeing to make repairs beyond the normal warranty period?
   c. Tell us why you recorded the additional $11.7 million warranty charge in 2005 and not in an earlier period.
   d. Since this is a unique agreement, explain to us you ability to estimate your warranty reserve.

18.   RELATED PARTY TRANSACTIONS
Global Asia Partners L.P., page 38

9.   Refer to the fourth paragraph of page 28, which indicates that you are committed to make half, or perhaps more, of the investments in Global Asia Partners L.P. (GAP). Refer also to the third paragraph of page 38 which indicates that UTStarcom holds a 49% investment in GAP. Please provide us your analysis explaining your consideration of how FIN 46(R) applies to this investment.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director